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                              September 23, 2021

       Walter W. Bettinger II
       President and Chief Executive Officer
       The Charles Schwab Corporation
       3000 Schwab Way
       Westlake, TX 76262

                                                        Re: The Charles Schwab
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-09700

       Dear Mr. Bettinger II:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Item 1A. Risk Factors, page 13

   1. Disclose any material litigation risks related to climate change and the potential impact to the company.
       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 27

   2. There have been significant developments in federal and state legislation and regulation and international
accords regarding climate change. We note that you have not discussed the impact of pending
or existing climate change-related legislation, regulations, and international accords
in your SEC filing. Please revise your disclosure to identify material existing climate
change-related legislation, regulations, and international accords and any material effect on your
business, financial condition, and results of operations.
 Walter W. Bettinger II
The Charles Schwab Corporation
September 23, 2021
Page 2
3.       Your proxy statement and the environmental stewardship portion of your website
         describes several climate-related projects you have or plan to undertake. If material, please quantify any past or planned future capital expenditures for climate-related projects.
4. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for products or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for products that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions; and
             any anticipated climate-related reputational risks resulting from your operations or those of your customers or from products you sell (including
whether    green    or
                sustainable    products are properly marketed as such).
5. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
             any weather-related impacts on the cost or availability of insurance.
6. Disclose the material effects of transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
7. Quantify any material increased compliance costs related to climate change.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 if
you have questions regarding these comments.



FirstName LastNameWalter W. Bettinger II                       Sincerely,
Comapany NameThe Charles Schwab Corporation
                                                               Division of
Corporation Finance
September 23, 2021 Page 2
FirstName LastName
                                                               Office of
Finance